UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CROSSROADS SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22765D407
(CUSIP Number)

September 14, 2017
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d–1(b) ☒ Rule 13d–1(c) ☐ Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 22765D407	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
65,997

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
65,997

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,997

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 4.

CUSIP No. 22765D407	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Poco Bay Company 73-1325926

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,205

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
4,205

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,205

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4.

CUSIP No. 22765D407	13G	Page 4 of 9 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13G (this "Amendment No. 3") amends the Schedule 13G of Piton Capital Partners LLC filed on August 7, 2015 (the "Original Schedule 13G"), as amended on February 16, 2016 ("Amendment No. 1") and January 30, 2017 ("Amendment No. 2").  The Original Schedule 13G, Amendment No.1, Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the "Schedule 13G".  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given them in the Original Schedule 13G.  The Original Schedule 13G (as amended by Amendment No. 1 and Amendment No. 2) remains in full force and effect, except as specifically amended by this Amendment No. 3.

Item 2(a)	Names of Persons Filing:
The Statement is filed on behalf of Piton Capital Partners LLC ("Piton") and Poco Bay Company ("Poco Bay" and, together with Piton, the "Reporting Persons").
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) promulgated under the Act.
Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the Reporting Persons is:

c/o North Bay Associates
14000 Quail Springs Parkway, Suite 2200
Oklahoma City, Oklahoma  73134

Item 2(c)	Citizenship:
Piton is a Delaware limited liability company.  Poco Bay is a Delaware general partnership.
Item 4	Ownership:

CUSIP No. 22765D407	13G	Page 5 of 9 Pages

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. Piton[2]
	Sole Voting Power	65,997	5.4%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	65,997	5.4%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	65,997	5.4%

	2. Poco Bay[3]

1 "Percent of Class" is rounded to the nearest tenth and is based upon 1,225,472 shares of common stock outstanding as of May 25, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending April 30, 2017, which was filed on May 25, 2017 (File No. 001-15331).

2 Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino LLC ("Kokino").  Piton is managed by its managing member, Piton Capital Management LLC ("PCM").  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and the investment manager of Poco Bay (defined below), and in that capacity Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages Piton's and Poco Bay's respective investments the shares of the Issuer's common stock (the "Shares") beneficially owned by Piton and Poco Bay. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13G.

3 Poco Bay is a Delaware general partnership.  Jonathan D. Sackler and Anthony M. Roncalli, as trustees of 1974 Irrevocable Trust A FBO BS and JDS (the "Trust"), is the sole partner of Poco Bay participating in Poco Bay's investment in the 4,205 shares of the Issuer's common stock (the "Shares") reported above.  The Trust is a member of Piton, along with other "family clients" (as defined in the Family Office Rule) of Kokino. The partners of Poco Bay have designated North Bay Associates as the manager of Poco Bay with the power to

(Cont'd on following page)

CUSIP No. 22765D407	13G	Page 6 of 9 Pages

	Shares Beneficially Owned	Percent of Class[1]
Sole Voting Power	4,205	0.3%
Shared Voting Power	-0-	0%
Sole Dispositive Power	4,205	0.3%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	4,205	0.3%

Item 6 Ownership of More than 5 Percent on Behalf of Another Person: Voting and dispositive power with respect to the securities reported herein is exercised by the Reporting Persons' investment manager, Kokino.  The governance, investment strategy and decision making process with respect to the investments in Shares held by the Reporting Persons is directed by Mr. Robert Averick, who is an employee of Kokino. As a result, Kokino and Mr. Averick may be deemed to share voting and dispositive power with respect to all of the Shares held by Piton and Poco Bay.  The partners of Poco Bay have designated North Bay Associates as the manager of Poco Bay with the power to make all decisions with respect to the operations of Poco Bay.  As a result, North Bay Associates may be deemed to share voting and dispositive power with respect to all of the shares held by Poco Bay.

Item 10 Certification.

Each of the Reporting Persons makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to

_________________________________
(Cont'd from preceding page)

make all decisions with respect to the operations of Poco Bay. North Bay Associates does not own any shares of the Issuer. Poco Bay acquired the 4,205 Shares as the result of an in-kind distribution from Lone Star Value Investors, LP to its partners on September 14, 2017.

CUSIP No. 22765D407	13G	Page 7 of 9 Pages

above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 22765D407	13G	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:    September 22, 2017
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

PoCO Bay Company By: North Bay Associates, its manager
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

CUSIP No. 22765D407	13G	Page 9 of 9 Pages

EXHIBIT A
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: September 22, 2017
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

PoCO Bay Company By: North Bay Associates, its manager
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President